UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December, 2009.

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING NTT DATA’S COMMENCEMENT OF TENDER OFFER FOR SHARES OF NJK CORPORATION

On December 21, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding NTT DATA CORPORATION’s commencement of a tender offer to acquire shares of NJK Corporation (“NJK”) and its execution of a capital and business alliance agreement with NJK.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: December 21, 2009

December 21, 2009

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT DATA CORPORATION’S COMMENCEMENT OF TENDER OFFER

FOR SHARES OF NJK CORPORATION

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today its decision, adopted at its board of directors meeting held today, to execute a capital and business alliance agreement with NJK Corporation (Code Number: 9748, Second Section of the Tokyo Stock Exchange; hereinafter the “Target Company”) and to acquire shares of the Target Company by means of a tender offer. For more details, please see the attached press release by NTT DATA.

The tender offer is expected to have minimal impact on NTT’s consolidated business results.

For further inquiries, please contact:

(Mr.) Yui or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax : +81-3-5205-5589

[Translation]

December 21, 2009

Company Name:	NTT DATA CORPORATION
Representative:	Toru Yamashita
Representative Director and President
(Code Number: 9613, First Section of the Tokyo Stock Exchange)
Contact:	Takashi Kanae, Senior Manager
Investor Relations Office
(Tel: +81-3-5546-9962)

NOTICE REGARDING COMMENCEMENT OF TENDER OFFER FOR

SHARES OF NJK CORPORATION

NTT DATA CORPORATION (hereinafter the “Tender Offeror” or the “Company”) hereby announces that it has resolved in the Board of Directors’ meeting held today to enter into a capital and business alliance agreement (hereinafter the “Capital and Business Alliance Agreement”) with NJK Corporation (Code Number: 9748, Second Section of the Tokyo Stock Exchange; hereinafter “NJK”) and to acquire shares of NJK through a tender offer (hereinafter the “Tender Offer”) as described below.

1.	Purpose of the Tender Offer

(1)	Outline of the Tender Offer

For the purpose of making NJK, whose shares are listed in the Second Section of the Tokyo Stock Exchange Group, Inc. (hereinafter the “TSE”), into a consolidated subsidiary of the Company, the Company resolved to launch the Tender Offer to acquire 7,071,000 shares of NJK (equivalent to 50.00% of 14,140,861 shares, which is the total issued shares of NJK (calculated by adding the maximum number of the NJK shares that may be issued or transferred by exercising 335 share acquisition rights of NJK that were unexercised as of September 30, 2009 (335,000 shares) to 14,700,000 shares, which is the total number of issued shares of NJK as of September 30, 2009 as stated in the 40th Term Second Quarterly Report of NJK, minus 894,139 treasury shares held by NJK as of September 30, 2009), where any shares less than one unit are rounded up to one unit), (hereinafter the “Number of Shares to be Purchased”). The details of the conditions and the method of the Tender Offer are indicated in “2. Outline of the Tender Offer” below.

Meanwhile, NJK passed a resolution to express its intention to support the Tender Offer, and also passed a resolution that the Tender Offer provides many shareholders of NJK with a reasonable opportunity to sell NJK’s shares, with the unanimous approval of all six directors, each of whom participated in the deliberation and the resolutions at NJK’s Board of Directors’ meeting held on December 21, 2009. The Board of Directors’ meeting of NJK adopted the above-mentioned resolutions with the approval of all of the six directors of NJK after confirming that Mr. Toshiaki Kawashima and Mr. Yoshinobu Murasawa, two of the six directors above, who had been working for the Company until 1997 and 2006, respectively, do not have any special interest in respect of NJK’s intention to support the Tender Offer. In addition, all of NJK’s three corporate auditors (including two outside corporate auditors) participated in the above-mentioned Board of Directors’ meeting of NJK and did not raise any objection against the adoption of the resolutions of the Board of Directors supporting the Tender Offer, including participation of NJK directors Mr. Toshiaki Kawashima and Mr. Yoshinobu Murasawa at the Board of Directors’ meeting.

(2)	Purpose and Background of the Tender Offer

Under the Medium-Term Management Policy announced on May 12, 2009, the Company has been pursuing its goal of being a “corporate group that is No. 1 in Customer Satisfaction” as a “Leading-edge innovator” by “achieving quantitative expansion through quality” in order to realize continuous development of business and enhancement of corporate value. To that end, the Company has been promoting “Strengthening of service provision capability”, “Group business enhancement and expansion” and “promotion of Environment-oriented management.”

On the other hand, since its establishment in 1973 as an independent software developer, NJK has been developing its business with a focus on the development of business applications for public and financial sectors, embedded software for digital consumer electronics, and package software equipped with its own OCR software and BUI (Button User Interface) for which NJK has obtained patents in Japan, the United States and Europe, having Nippon Telegraph and Telephone Corporation (hereinafter “NTT”) and NTT’s affiliated companies (hereinafter, collectively, “NTT Group”) as its largest client. In a climate of drastic changes in business environment due to intensifying competition and diversification of customer needs, NJK has been deploying its business with the goal of achieving rapid growth through the introduction of new business models in addition to steady growth of existing business, based on NJK’s 5th Management Policy announced on May 8, 2007.

As important business partners, the Company and NJK have already achieved transaction results of approximately 1,800,000,000 yen for the fiscal year ended March 31, 2009 in the area of software development, and transaction results for the Company including the Company’s subsidiaries and NJK were approximately 2,600,000,000 yen (equivalent to approximately 27.8% of NJK’s sales in the same area) for the fiscal year ended March 31, 2009. In addition, as a result of mutual consultation, the Company and NJK have reached a common understanding that both companies can further improve the quality of services to be provided to customers, by enhancing the cooperative relationship between both companies based on the relationship that the founder of NJK and the current NTT Group had established before the foundation of NJK and by exchanging each other’s technologies and human resources.

Based on the above background, the Company and NJK have concluded that, by mutually complementing/effectively utilizing each other’s management resources such as know-how and personnel in the software development business, the operating bases of both companies will be reinforced further and their businesses will be expanded, which will help establish a strong position for both as enterprises in the software development industry. In order to realize synergies from the business alliance, the Company and NJK entered into the Capital and Business Alliance Agreement on December 21, 2009, and the Company decided to conduct the Tender Offer as a part of the business alliance.

(3)	Management Policies after the Tender Offer

The Company agrees with NJK’s management policy to actively expand the business of self-developed package software and embedded software by expanding distribution routes as well as to further improve the quality of service by introducing/utilizing the Company’s advanced know-how on project management, and the Company currently has no plans to make any material changes to the nature of NJK’s business. Even after the Tender Offer, the Company will look to NJK’s current management for their management skills, and will respect NJK’s autonomy in its management and its founder’s spirit. The Company and NJK also confirm in the Capital and Business Alliance Agreement that both companies will endeavor to establish reasonable terms and conditions in relation to the business alliance and the details of its implementation, based on the principle of arm’s length transactions between independent parties.

In addition, the Company will second one director and one corporate auditor to NJK, and by steadily actualizing synergies from the capital and business alliance such as future expansion of business of the Company and NJK and building a close and amicable collaborative relationship with NJK, the Company will promote continuous growth of both companies, premised on the continuation of a long-term shareholding relationship for a certain period of time. When the Tender Offer is completed, the Board of Directors of NJK plans to submit a proposal for the additional appointment of one director and one corporate auditor designated by the Company, while maintaining existing directors and corporate auditors of NJK, at the ordinary general meeting of shareholders for the fiscal year ending March 31, 2010. The Company and NJK will also consult on important matters regarding the business operation of NJK. The details of the Business Alliance Agreement are indicated in “4. Miscellaneous” below.

As of today, the Company has no plan to acquire additional shares of NJK after the Tender Offer.

(4)	Possibility of Delisting

Shares of NJK are listed in the Second Section of TSE, and the Company intends to maintain the listing of NJK’s shares after the completion of the Tender Offer.

(5)	Agreement between the Company and Shareholders of NJK Relating to Acceptance of the Tender Offer

NJK passed a resolution to express its intention to support the Tender Offer, and also passed a resolution that the Tender Offer provides many shareholders of NJK with a reasonable opportunity to sell NJK’s shares, with the unanimous approval of all of NJK’s six directors, each of whom participated in the deliberation and the resolutions at NJK’s Board of Directors’ meeting held on December 21, 2009. The Board of Directors’ meeting of NJK adopted the above-mentioned resolutions with the approval of all of the six directors of NJK after confirming that Mr. Toshiaki Kawashima and Mr. Yoshinobu Murasawa, two of the six directors above, who had been working for the Company until 1997 and 2006, respectively, do not have any special interest in respect of NJK’s intention to support the Tender Offer. In addition, all of NJK’s three corporate auditors (including two outside corporate auditors) participated in the above-mentioned Board of Directors of NJK and did not raise any objection against the adoption of the resolutions of the Board of Directors’ meeting supporting the Tender Offer, including participation of NJK directors Mr. Toshiaki Kawashima and Mr. Yoshinobu Murasawa at the Board of Directors’ meeting.

In addition, on December 21, 2009, the Company concluded tendering agreements concerning the Tender Offer (hereinafter the “Tendering Agreements”) with Kaga Y.K., a shareholder of NJK (number of shares held: 2,006,000 shares; shareholding ratio to the total number of issued shares of NJK as of September 30, 2009: approximately 13.64%), Toshio Tanimura (number of shares held: 1,033,272 shares; shareholding ratio of the same: approximately 7.02%), and Aiko Tanimura (number of shares held: 25,153 shares; shareholding ratio of the same: approximately 0.17%) (hereinafter Kaga Y.K., Toshio Tanimura and Aiko Tanimura are collectively or individually called the “Specified Tendering Shareholders”), and obtained their agreements to tender 1,242,000 shares, 1,033,272 shares and 25,153 shares of NJK, respectively, out of the shares held by the Specified Tendering Shareholders (total: 2,300,425 shares; shareholding ratio to the same: approximately 15.64%) through the Tender Offer.

In the Tendering Agreements, the Company and the Specified Tendering Shareholders agree that, regardless of a shift in the market price related to shares of NJK during the period of the Tender Offer, the Specified Tendering Shareholders will tender all or a part of the shares of NJK held by the Specified Tendering Shareholders per the terms of the Tendering Agreements, and that the Specified Tendering Shareholders may not cancel the agreements that will be concluded as a result of the acceptance of the Tender Offer without the prior written consent of the Company.

2.	Outline of the Tender Offer

(1)	Overview of NJK

	Name	NJK Corporation

‚	Address	4-8-2 Nakameguro, Meguro-ku, Tokyo

ƒ	Title and Name of the Representative	Naoshi Tanimura Representative Director and President

„	Businesses	Software development business, network equipment and system products sales business, and original package development and sales business

…	Capital Amount	4,222,000,000 yen (as of September 30, 2009)

†	Date of Incorporation	November 7, 1973

‡	Major Shareholders and Their Shareholding Ratio (as of September 30, 2009)	Kaga Y.K.	13.64%
		Toshio Tanimura	7.02%
		Nippon Life Insurance Company	6.09%
		NJK Employee Stock Ownership Committee	5.33%
		Resona Bank, Limited	4.77%
		Naoshi Tanimura	4.18%
		Japan Trustee Services Bank, Ltd. (Trust Account)	3.85%
		Hitoshi Tanimura	3.37%
		Wahei Takeda	2.90%
		Mitsubishi UFJ Securities Co., Ltd.	2.69%
		Note: The above shareholders and shareholding ratio do not include 894,000 treasury shares owned by NJK.

ˆ	Relationship between the Tender Offeror and NJK

Capital Relationship		There is no notable capital relationship between the Company and NJK. There is no notable capital relationship between affiliates and affiliated companies of the Company and affiliates and affiliated companies of NJK.

Personal Relationship		There is no notable personal relationship between the Company and NJK. There is no notable personal relationship between affiliates and affiliated companies of the Company and affiliates and affiliated companies of NJK.

Business Transactional Relationship		The Company is consigning software development to NJK.

Applicability as a Relevant Party		NJK is not a “relevant party” (kanren tojisha) of the Company. Affiliates and affiliated companies of NJK are not relevant parties of the Company.

(2)	Tender Offer Period

(i)	Initial Tender Offer Period at the Time of Filing

Thirty-eight (38) business days starting from Tuesday, December 22, 2009 and ending on Monday, February 22, 2010 (hereinafter the “Tender Offer Period”)

(ii)	Possibility of Extension upon Request of NJK

Not applicable

(3)	Tender Offer Price

400 yen per ordinary share

(4)	Basis of Calculation for Tender Offer Price

(i)	Basis of Calculation

In determining the tender offer price for the Tender Offer, the Company considered the share valuation report submitted by Nomura Securities Co., Ltd. (hereinafter “Nomura”), which is a financial advisor to the Company, as well as a third-party appraisal institution independent of the Company and NJK (hereinafter the “Share Valuation Report”). After studying the calculation methods for the Tender Offer, Nomura assessed the value of shares of NJK using each of the market average share price method, the comparable company method and the discounted cash flow method (hereinafter the “DCF Method”).

According to the Share Valuation Report, the valuation methods employed and the ranges of value of a share of NJK assessed based on such valuation methods are as follows:

Market Average Share Price Method: 212 yen to 269 yen

Comparable Company Method: 98 yen to 513 yen

DCF Method: 521 yen to 763 yen

Under the market average share price method, the share price and the trading volume (with December 18, 2009 being the reference date) were observed, and the per-share value was calculated to range from 212 yen to 269 yen based on the averages over the immediately preceding one month period, the immediately preceding 3 month period, the immediately preceding 6 month period and the immediately preceding one week period as well as the closing price of the reference date.

Under the comparable company method, NJK’s share value was evaluated through comparison with financial statements that indicate market share prices and profitability of listed companies engaged in comparatively similar businesses to NJK. The per-share value was calculated to range from 98 yen to 513 yen.

Under the DCF Method, free cash flow that NJK is expected to generate in the future was discounted at a fixed discount rate to obtain present value, based on NJK’s forecasted earnings for the fiscal years ending March 31, 2010 and thereafter, taking into account various factors such as NJK’s business plan, recent performance trends and other publicly available information. The present value was then used to analyze the corporate value and the share value. As a result, the per-share value was calculated to range from 521 yen to 763 yen.

After considering the valuation results in the Share Valuation Report, the results of legal, accounting and tax due diligence on NJK, the past cases in which premiums were attached to market prices in tender offers made by persons other than the issuer of the target shares, NJK’s agreement or disagreement to the Tender Offer, the trend of the market price of NJK’s shares, the prospects of the Tender Offer and the results of consultation and negotiation with NJK, the Company determined that it is reasonable to offer the shareholders of NJK a tender offer price that represents the market value of NJK’s shares plus an appropriate premium.

The tender offer price of 400 yen was calculated by: adding a premium of 86.92% (any fraction less than a thousandth digit is rounded off to the closest hundredth digit) on 214 yen, the closing price of NJK’s shares on the TSE on December 18, 2009, which is the business day immediately preceding the announcement of the Tender Offer; adding a premium of 88.68% (any fraction of less than a thousandth digit is rounded off to the closest hundredth digit) on 212 yen (any fraction is rounded off to the closest whole number), which is the simple average of the closing prices of NJK’s shares traded over the past one month; adding a premium of 74.67% (any fraction of less than a thousandth digit is rounded off to the closest hundredth digit) on 229 yen (any fraction is rounded off to the closest whole number), which is the simple average of the closing prices of NJK’s shares traded over the past 3 months; and adding a premium of 48.70% (any fraction of less than a thousandth digit is rounded off to the closest hundredth digit) on 269 yen (any fraction is rounded off to the closest whole number), which is the simple average of closing prices of NJK’s shares traded over the past 6 months.

(ii)	Process of Calculation

As important business partners, the Company and NJK have already achieved transaction results of approximately 1,800,000,000 yen for the fiscal year ended March 31, 2009 in the area of software development, and transaction results for the Company including the Company’s subsidiaries and NJK were approximately 2,600,000,000 yen (equivalent to approximately 27.8% of NJK’s sales in the same area) for the fiscal year ended March 31, 2009. In addition, as a result of mutual consultation, the Company and NJK have reached a common understanding that both companies can further improve the quality of services to be provided to customers, by enhancing the cooperative relationship between both companies based on the relationship that the founder of NJK and the current NTT Group had established before the foundation of NJK, and by exchanging each other’s technologies and human resources.

Based on the above background, the Company and NJK have concluded that, by mutually complementing/effectively utilizing each other’s management resources such as know-how and personnel in the software development business, the operating bases of both companies will be reinforced further and their businesses will be expanded, which will help establish a strong position for both as enterprises in the software development industry. In order to realize synergies from the business alliance, the Company and NJK entered into the Capital and Business Alliance Agreement on December 21, 2009, and the Company decided to conduct the Tender Offer as a part of the business alliance.

a.	Obtaining the Share Valuation Report from the Third-Party Appraisal Institution

In determining the tender offer price of the Tender Offer, the Company requested an assessment of the value of shares of NJK and obtained the Share Valuation Report from Nomura, which is the financial advisor to the Company for the Tender Offer.

b.	Summary of the Share Valuation Report

Nomura assessed NJK’s share value using the market average share price method, the comparable company method and the DCF Method. The ranges of the per-share value calculated under each of the methods are as follows:

Market Average Share Price Method:	212 yen to 269 yen
Comparable Company Method:	98 yen to 513 yen
DCF Method:	521 yen to 763 yen

c.	Process of Determining the Tender Offer Price

The Company considered the tender offer price of the Tender Offer in reference to the valuation result of each method in the Share Valuation Report. After comprehensively considering Nomura’s valuation results, the results of legal, accounting and tax due diligence on NJK, NJK’s agreement or disagreement to the Tender Offer, the market price trend of NJK shares, the past cases in which premiums were attached to market prices in tender offers made by persons other than the issuer of target shares and the prospects of the Tender Offer, and the results of consultation and negotiation with NJK, the Company determined that it is reasonable to offer a tender offer price which represents the market value of NJK’s shares plus an appropriate premium. As such, the tender offer price for the Tender Offer was resolved to be 400 yen per share at the Company’s Board of Directors’ meeting held on December 21, 2009. In addition, NJK obtained legal advice accordingly from its legal advisor Jones Day Law Office, regarding the decision making method of NJK’s Board of Directors, including the procedures of the Tender Offer above.

Separately from the Company’s valuation report, NJK obtained a valuation and analysis report from Mitsubishi UFJ Securities Co., Ltd., which is a third-party appraisal institution independent of NJK and the Company. After careful consideration of the report, NJK adopted a resolution to express its agreement to the Tender Offer at its Board of Directors’ meeting held on December 21, 2009.

(iii)	Relationship with the Appraisal Institution

Nomura, which is the financial advisor of the Company, is not a relevant party of either the Company or NJK and does not have any material interest in the Tender Offer.

(5)	Number of Shares to be Purchased

Type of shares	 Expected Number of Shares to be Purchased	‚Expected Minimum Number of Shares to be Purchased	ƒExpected Maximum Number of Shares to be Purchased

Share Certificates	7,071,000 shares	7,071,000 shares	7,071,000 shares

Share Acquisition Right Certificates	— shares	— shares	— shares

Bond Certificates with Share Acquisition Rights	— shares	— shares	— shares

Trust Beneficiary Certificates for Shares, etc.	— shares	— shares	— shares

Depository Receipts for Shares, etc.	— shares	— shares	— shares

Total	7,071,000 shares	7,071,000 shares	7,071,000 shares

(Total number of potential shares, etc.)	— shares	— shares	— shares

Note 1:	If the total number of tendered shares does not meet the expected minimum Number of Shares to be Purchased (7,071,000 shares), the Company will not purchase any tendered shares. If the total number of tendered shares exceeds the expected maximum Number of Shares to be Purchased (7,071,000 shares), the Company will not purchase all or part of the excess shares, and the Company will conduct a transfer of shares and other settlement procedures concerning purchase of shares using the method of proportional distribution provided in Article 27-13 (5) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the “Act”) and Article 32 of the Cabinet Office Ordinance on the Disclosure of the Tender Offer of Shares by Persons Other than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended; hereinafter the “Ministry Ordinance”).

Note 2:	Shares representing less than one unit are also subject to the Tender Offer. If shareholders exercise their right to have NJK purchase their less than one unit shares pursuant to the Corporation Law, NJK may purchase such shares during the Tender Offer Period in accordance with the procedures set forth in the relevant laws and regulations.
Note 3:	The Company does not plan to purchase any treasury shares in the Tender Offer.
Note 4:	Although there is a possibility that share acquisition rights are exercised on or before the end of the Tender Offer Period, shares issued or assigned pursuant to such exercise of share acquisition rights are also subject to the Tender Offer.

(6)	Change in Shareholding Ratio as a Result of the Tender Offer

Number of voting rights represented by the shares held by the Tender Offeror prior to the Tender Offer	— rights	(Shareholding ratio prior to the Tender Offer — %)

Number of voting rights represented by the shares held by specially related parties prior to the Tender Offer	— rights	(Shareholding ratio prior to the Tender Offer — %)

Number of voting rights represented by the shares expected to be purchased	7,071 rights	(Shareholding ratio after the Tender Offer 51.54%)

Number of voting rights of all shareholders of NJK	13,720 rights

Note 1:	The “number of voting rights represented by the shares expected to be purchased” indicates the number of voting rights represented by the number of shares expected to be purchased in the Tender Offer.
Note 2:

The “Number of voting rights of all shareholders of NJK” indicates the number of voting rights of all shareholders as of September 30, 2009 as stated in the 40th Term Second Quarterly Report filed by NJK on November 9, 2009.

Note 3:	With respect to the “shareholding ratio before the Tender Offer” and “shareholding ratio after the Tender Offer,” any fraction less than a thousandth digit is rounded off to the closest hundredth digit.

(7)	Tender Offer Amount

2,828 million yen

Note:	“Tender offer amount” is calculated by multiplying the expected Number of Shares to be Purchased (7,071,000 shares) with the tender offer price per share (400 yen).

(8)	Settlement Method

(i)	Name and Address of the Principal Office of the Financial Instruments Business Operator or Bank, etc. that will Settle the Tender Offer

Nomura Securities, Co., Ltd.

1-9-1 Nihonbashi, Chuo-ku, Tokyo

(ii)	Commencement Date of the Settlement

Monday, March 1, 2010

(iii)	Settlement Method

Promptly after the end of the Tender Offer Period, notices of purchases through the Tender Offer will be sent to the addresses of the tendering shareholders (or to the standing proxies in the case of foreign shareholders), except those tendering shareholders who have tendered their shares through Nomura Joy, the specialized Internet services provided by the tender offer agent. If shareholders tender their shares through Nomura Joy, purchases will be made in the manner provided at the website of Nomura Joy (https://www.nomurajoy.jp/).

The purchase will be settled in cash. The tendering shareholders may receive the sales price of shares tendered in the Tender Offer in the manner that the tendering shareholders designate, such as wire transfer (wire transfer fees may be applicable).

(iv)	Method of Returning Shares

If the Company decides not to purchase all of the tendered shares on the basis of the conditions in “(i) Existence and Content of Conditions Provided in Each Item under Article 27-13 (4) of the Act” and “(ii) Existence and Content of Conditions for Withdrawal of the Tender Offer and Method of Disclosing Withdrawal” in “(9) Other Conditions and the Method of Tender Offer,” promptly after the commencement date of the settlement (or on the date of withdrawal if the Tender Offer is withdrawn), the shares are to be returned by reverting the record back to the condition prevailing immediately before the shares that must be returned were tendered (if the tendered shares are to be transferred to the tendering shareholders’ account with other financial instruments business operators, the tendering shareholder should so designate).

(9)	Other Conditions and the Method of Tender Offer

(i)	Existence and Content of Conditions Provided in Each Item under Article 27-13 (4) of the Act

If the total number of tendered shares does not meet the expected minimum Number of Shares to be Purchased (7,071,000 shares), none of the tendered shares will be purchased. If the total number of tendered shares exceeds the expected maximum Number of Shares to be Purchased (7,071,000 shares), all or part of such excess shares will not be purchased, and the Company will conduct a transfer of shares and other settlement procedures using the method of proportional distribution provided in Article 27-13 (5) of the Act, Article 32 of the Ministry Ordinance (if shares tendered by each tendering shareholders include shares representing less than one unit (1,000 shares), the maximum Number of Shares to be Purchased that is calculated pursuant to the method of proportional distribution will be limited to the number of shares tendered by each tendering shareholder).

If the total number of tendered shares after adding shares representing less than one unit calculated by rounding up or down to the closest whole number under the method of proportional distribution does not meet the expected Number of Shares to be Purchased, the tendered shares up to one unit (provided that the Number of Shares to be Purchased is limited to the number of tendered shares if purchase of an additional unit results in exceeding the number of tendered shares) for each tendering shareholder will be purchased starting from the shareholder with the most rounded-down shares as a result of the rounding off calculation procedure until the number of tendered shares meets the expected Number of Shares to be Purchased. If purchasing shares from multiple tendering shareholders with the same number of rounded-down shares under the above method results in exceeding the expected Number of Shares to be Purchased, shareholders whose tendered shares will be purchased will be determined by a lottery, to the extent that the number of shares does not fall below the expected Number of Shares to be Purchased.

If the total number of tendered shares after adding shares representing less than one unit calculated by rounding up or down to the closest whole number under the method of proportional distribution exceeds the expected Number of Shares to be Purchased, one unit (provided that the number of less than one unit shares will be purchased if there are any less than one unit shares as a result of calculation under the method of proportional distribution) for each tendering shareholder will be reduced starting from the shareholder with the most rounded-up shares as a result of the rounding off calculation procedure to the extent that the number of shares does not fall below the expected Number of Shares to be Purchased. If reducing shares of multiple tendering shareholders with the same number of rounded-up shares under the above method results in falling below the expected Number of Shares to be Purchased, shareholders whose tendered shares are to be reduced will be determined by a lottery to the extent that the number of shares does not fall below the expected Number of Shares to be Purchased.

(ii)	Existence and Content of Conditions for Withdrawal of the Tender Offer and Method of Disclosing Withdrawal

If any of the events provided in Article 14 (1) (i) (a) through (i) and (l) through (r), Article 14 (1) (iii) (a) through (h), Article 14 (1) (iv), Article 14 (1) (v) and Article 14 (2) (iii) through (vi) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; hereinafter the “Cabinet Order”) occurs, the Company may withdraw the Tender Offer.

The Tender Offeror is required to file a prior notification with the Fair Trade Commission in respect of the acquisition of the shares of NJK in the Tender Offer under Article 10 (2) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, as amended by Act No. 51, dated June 10, 2009, (hereinafter the “Antimonopoly Act”). The Tender Offeror may not acquire shares of NJK in the Tender Offer for a period of thirty days from the date of acceptance of the notification (hereinafter the “Waiting Period”). The Tender Offeror plans to file the prior notification with the Fair Trade Commission on January 4, 2010. If the prior notification is accepted on the same day, the Waiting Period is expected to end on February 3, 2010. The Tender Offeror has not utilized the prior consultation system of the Fair Trade Commission in regard to its acquisition of the shares of NJK in the Tender Offer. The Tender Offeror will file a correction statement if a period for possibly receiving prior notice of a cease and desist order under the Antimonopoly Act has ended without receiving prior notice under Article 49 (5) of the Antimonopoly Act or a demand of report or information from the Fair Trade Commission under Article 10 (9) of the Antimonopoly Act. If, in connection with the prior notification filed with the Fair Trade Commission, the Tender Offeror receives from the Fair Trade Commission prior notice of a cease and desist order ordering the Company to dispose all or part of the shares of NJK or to assign part of its business, or if a period for possibly receiving prior notice of a cease and desist order under the Antimonopoly Act does not end by the day immediately preceding the last day of the Tender Offer Period, or if a petition for emergency court injunction by a court is filed against the Tender Offeror as an entity that is suspected of violating Article 10 (1) of the Antimonopoly Act, the Company is deemed to have failed to obtain “permission” under Article 14 (1) (iv) of the Cabinet Order, and such failure may result in a withdrawal event.

If the Tender Offeror is to withdraw the Tender Offer, a public notice will be made electronically, and the fact of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice by the end of the Tender Offer Period, an announcement will be made pursuant to Article 20 of the Ministry Ordinance, and a public notice will be made promptly thereafter.

(iii)	Existence and Content of Conditions for the Reduction of the Tender Offer Price and the Method of Disclosing Reduction

Pursuant to Article 27-6 (1) (i) of the Act, if NJK engages in any of the conduct provided in Article 13 (1) of the Cabinet Order during the Tender Offer Period, the tender offer price may be reduced in accordance with the standards provided in Article 19 (1) of the Ministry Ordinance. In the event of reduction of the tender offer price, a public notice will be made electronically, and the fact of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice by the end of the Tender Offer Period, an announcement will be made pursuant to Article 20 of the Ministry Ordinance, and a public notice will be made promptly thereafter. Upon the reduction of the tender offer price, shares that have been tendered prior to the date of public notice will also be purchased at the Tender Offer price applicable after the reduction.

(iv)	Matters Relating to Tendering Shareholders’ Termination Right

The tendering shareholders may terminate agreements pertaining to the Tender Offer at any time during the Tender Offer Period. If any shareholder is to terminate the agreement, the shareholder must deliver or mail a written notice of termination of the agreement pertaining to the Tender Offer (hereinafter the “Termination Notice”) attached with the receipt for acceptance of the Tender Offer to the principal office or any of the local offices of the tender offer agent that has received the shareholder’s acceptance of the Tender Offer (excluding Nomura Joy which is the specialized Internet service provided by the tender offer agent) by 3:30 pm of the last day of the Tender Offer Period. In case of notice via mail, the Termination Notice must be received by the tender offer agent by 3:30 pm of the last day of the Tender Offer Period. In order to terminate agreements pertaining to shares tendered through Nomura Joy, shareholders must complete the termination procedures provided at the website of Nomura Joy (https://www.nomurajoy.jp/) by 3:30 pm of the last day of the Tender Offer Period. The Tender Offeror will not claim any damages or penalties against shareholders even if such shareholders terminate the agreements. The Company also bears the cost of returning the shares submitted.

(v)	Method of Disclosing Changes of Conditions of the Tender Offer

If any change is to be made to the conditions of the Tender Offer, a public notice regarding such change will be made electronically, and the fact of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice by the end of the Tender Offer Period, an announcement may be made pursuant to Article 20 of the Ministry Ordinance, and a public notice will be made promptly thereafter. Upon the change of the tender offer conditions, the shares that have been tendered prior to the date of public notice will also be purchased under the tender offer conditions applicable after the change.

(vi)	Method of Disclosure upon Submission of a Correction Statement

If the Company files a correction statement with the Director-General of the Kanto Finance Bureau, the Company will promptly announce publicly the matters contained in the correction statement that relate to the information provided in the public notice on the commencement of the Tender Offer through the method provided in Article 20 of the Ministry Ordinance. In addition, the Company will promptly make corrections to the tender offer explanatory statement and make such corrections by delivering the corrected tender offer explanatory statement to those tendering shareholders to whom the Company has already delivered the original tender offer explanatory statement. However, if the scope of correction is limited to minor items, the Company will make corrections by preparing a document that describes the reasons and the corrected items, and the content after correction, and by delivering such document to the tendering shareholders.

(vii)	Method of Disclosure of the Result of the Tender Offer

The result of the Tender Offer will be announced publicly in the manner provided in Article 9-4 of the Cabinet Order and Article 30-2 of the Ministry Ordinance on the day succeeding the last day of the Tender Offer Period.

(viii)	Miscellaneous

The Tender Offer is not, directly or indirectly, conducted in the U.S. or directed to the U.S., and it will not be conducted via the U.S. Mail or other methods or means of interstate or international commerce (including, but not limited to, telephone, telex, facsimile, e-mail and internet) or through stock exchanges located in the U.S. No shares may be tendered in the Tender Offer through the abovementioned methods or means, the abovementioned stock exchanges, or from the U.S. In addition, the tender offer statement or other documents pertaining to the purchases are not and may not be distributed or sent in the U.S., to the U.S., or from the U.S. using mail or through other methods. The Company will not accept shares tendered for the Tender Offer in a manner that, directly or indirectly, violates the abovementioned restrictions.

When shares are tendered in the Tender Offer, tendering shareholders (or the standing proxies in the case of foreign shareholders) may be requested to provide the following representations and warranties to the tender offer agent: tendering shareholders are not located in the U.S. upon tendering and upon mailing of acceptance of tender offer; tendering shareholders have not, directly or indirectly, received or mailed in the U.S., to the U.S., or from the U.S. any information about the Tender Offer (including copies thereof); tendering shareholders have not, directly or indirectly, used the U.S. Mail or other methods or means of interstate or international commerce (including, but not limited to, telephone, telex, facsimile, e-mail and internet), or stock exchanges located in the U.S. when issuing signatures for the purchase or the acceptance of tender offer; and tendering shareholders are not acting in their capacity as agents, bailees or trustees for others without discretion (excluding instances where such other parties instruct their agents, bailees or trustees in every respect of the purchase from countries other than the U.S.).

(10)	Date of Public Notice of the Commencement of the Tender Offer

Tuesday, December 22, 2009

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.

1-9-1 Nihonbashi, Chuo-ku, Tokyo

3.	Policies, etc., and Outlook after the Tender Offer

(1)	Policies, etc. after the Tender Offer

Please see “1. Purpose of the Tender Offer” for the policies, etc. after the Tender Offer.

(2)	Effects on Future Business Performance

The effects of the Tender Offer on consolidated and unconsolidated business performance of the Company are being carefully examined. Should any correction in the forecast of business performance be required or should any fact arise that requires an announcement, the Company will promptly make such announcement pursuant to the timely disclosure rules of Tokyo Stock Exchange.

4.	Miscellaneous

(1)	Existence and Content of Agreements between the Tender Offeror and NJK, or the Tender Offeror and officers of NJK

The Company and NJK have concluded that, by mutually utilizing each other’s management resources to the maximum extent, with the Company further reinforcing the advantage of system development towards implementation of “Three Arrows” Strategy (namely, the growth strategy provided in the Company’s new Medium-Term Management Policy that aims at business development in three fields of “Services” — such as provision of BPO and SaaS, “Systems” such as SI, and “Software” such as open source software and embedded software), as well as expanding its field of service and software, and with NJK reinforcing the stability of its software development business by providing high quality products with high productivity, as well as increasing the development and sales of original packages and solutions, the Company and NJK will realize the improvement of self-manufacturing ratio and profit ratio within the entire group of the Company, ensure the continuous expansion of enterprise value of both companies and establish generally a comprehensive business alliance between the Company and NJK’s business. In order to realize these goals, the Company and NJK entered into the Capital and Business Alliance Agreement on December 21, 2009.

The outline of the Capital and Business Alliance Agreement is as follows:

(i)	The Tender Offer is conducted on the condition that the Board of Directors of NJK expresses its opinion to support the Tender Offer;

(ii)	(A) NJK and the Tender Offeror shall, in relation to NJK’s becoming a group company of the Tender Offeror, cooperate with each other to realize maximum possible effects from the capital alliance; (B) the Tender Offeror shall respect the corporate culture of NJK, which is one of the sources of its corporate value, even after the capital alliance; and (C) both parties agree to the basic principles that they respect the autonomy of NJK’s management as a publicly traded company and will endeavor to establish reasonable terms and conditions in relation to the business alliance and the details of its implementation (including provision of transactions and technologies, exchange of technologies, joint research, and exchange of personnel), based on the principle of arms’ length transactions between independent parties;

(iii)	The parties will establish a “business alliance committee” to review specifics of the business alliance with NJK as the Tender Offeror’s partner and to discuss the business alliance primarily in the following areas;

(a)	Measures and policies to improve self-manufacture ratio within the NTT Group;

(b)	Mutual provision of technologies and know-how;

(c)	Increase of the Tender Offeror’s orders to NJK;

(d)	Increase of sales of original software of both companies (e.g., sharing distribution routes and cross-selling); and

(e)	Exchange of personnel (upon discussion between NJK and the Tender Offeror in consideration of intention of the party seconding personnel and the party accepting the secondment)

(iv)	NJK may, in its business judgment, establish its business plan, execute its daily operations, and decide material matters independent from the Tender Offeror in accordance with the basic principles in (ii) above, provided that NJK makes its decisions regarding the following matters after discussion with the Tender Offeror in good faith: (A) matters that require adoption of resolutions at the general shareholders’ meeting of NJK; (B) certain matters that have significant effects on NJK’s business; and (C) NJK’s business forecasts, profit and loss plan, and funding plan for each fiscal year that the Tender Offeror requires in order to make its consolidated plan (the specific items to be discussed, and discussion methods will be set forth in the “Group Agreement” in the format specified by the Tender Offeror and that will be executed promptly after the completion of the Tender Offer);

(v)	NJK confirms that it has adopted a resolution, at its Board of Directors’ meeting on December 21, 2009, approving the cancellation of all its treasury shares held as of September 30, 2009 effective as of March 2, 2010, except 335,000 treasury shares that will be transferred upon exercise of unexercised share acquisition rights;

(vi)	The Tender Offeror may elect at least one candidate for director and one candidate for a corporate auditor of NJK during the time the Capital and Business Alliance Agreement is effective; and in relation to election of candidates for director and corporate auditor, (A) NJK shall submit the relevant proposal at its ordinary general meeting of shareholders for the fiscal year ended March 31, 2010 after the execution of the Capital and Business Alliance Agreement, and (B) the Tender Offeror may elect substitute candidates for director or corporate auditor if the director or the corporate auditor appointed pursuant to the Tender Offeror’s election retires, or otherwise resigns before the end of his/her term regardless of the reason therefor; if the director or the corporate auditor dies, or otherwise resigns for a reason not attributable to the fault of the Tender Offeror, NJK shall hold an extraordinary general meeting of shareholders appropriately and promptly in consideration of the fact that NJK is a publicly traded company, and must submit to the extraordinary meeting of shareholders a proposal for the election of candidates designated by the Tender Offeror; and in other cases, NJK must submit at the general meeting of shareholders held immediately after the resignation a proposal for the election of candidates designated by the Tender Offeror;

(vii)	NJK and the Tender Offeror shall act in accordance with the following “stock policies”; provided, however, that if there is any significant change to the financial standing of either party, economic conditions, business environment, or laws and regulations, NJK and the Tender Offeror shall take into account such change, and shall discuss in good faith any necessary update, change, or abolishment of the stock policies;

(a)	NJK shall not commit any conduct that may lead to dilution of the voting rights owned by the Tender Offeror without the written consent of the Tender Offeror;

(b)	The Tender Offeror shall discuss with NJK in good faith and in advance if it is to acquire additional shares of NJK;

(c)	The Tender Offeror shall give consideration to continuing to own the shares acquired in the Tender Offer for a certain period of time from a long term perspective based upon the understanding that the realization of effects contemplated under the Capital and Business Alliance Agreement requires a certain period of time; and

(d)	The Tender Offeror shall not engage in any act that may lead to delisting of NJK’s shares (including additional acquisition of shares) without the approval of the Board of Directors of NJK unless the events in section (ix) below occur and shall discuss in good faith with NJK and provide necessary cooperation in order to maintain NJK’s position as a publicly traded company;

(viii)	NJK represents and warrants to its knowledge that there are no material facts, defined under Article 166 (2) of the Act that are unannounced pursuant to Article 166 (4) of the Act; and

(ix)	If any of the following events occurs, the Tender Offeror may request to discuss the matter with NJK, and NJK shall accept such request in good faith; if an agreement is not reached through discussion within a reasonable time, the Tender Offeror may terminate the Capital and Business Alliance Agreement, and may designate any number of candidates for director and corporate auditor, regardless of (vi) above:

(a)	NJK becomes insolvent;

(b)	NJK records operating losses consecutively for two terms (exclusive of the current term);

(c)	NJK reasonably determines that it has become impossible or extremely difficult to achieve the goals of the business plan regarding the business alliance and capital alliance, which are reasonable and determined separately through discussion between NJK and the Tender Offeror; or

(d)	An event that the Tender Offeror reasonably judges as having significant adverse effects on the operation of NJK in the same degree as any of (a) through (c) above occurs; and, despite the request to NJK to implement reasonably required remedial measures within a reasonable period for such remedy, such remedial measures have not been implemented within such period.

(x)	If the Tender Offer is not consumated, either party may terminate the Capital and Business Alliance Agreement, and the termination will be effective from the time of such termination.

(2)	Other Information that is Considered Necessary for Investors in Determining Whether to Accept the Tender Offer

(i)	NJK passed a resolution to express its intention to support the Tender Offer, and also passed a resolution that the Tender Offer provides many shareholders of NJK with a reasonable opportunity to sell NJK’s shares, with the unanimous approval of all six directors, each of whom participated in the deliberation and the resolutions at NJK’s Board of Directors’ meeting held on December 21, 2009. The Board of Directors’ meeting of NJK adopted the above-mentioned resolutions with the approval of all of the six directors of NJK after confirming that Mr. Toshiaki Kawashima and Mr. Yoshinobu Murasawa, two of the six directors above, who had been working for the Company until 1997 and 2006, respectively, do not have any special interest in respect of NJK’s intention to support the Tender Offer. In addition, all of NJK’s three corporate auditors (including two outside corporate auditors) participated in the above-mentioned Board of Directors’ meeting of NJK and did not raise any objection against the adoption of the resolutions of the Board of Directors’ meeting supporting the Tender Offer, including participation of NJK directors Mr. Toshiaki Kawashima and Mr. Yoshinobu Murasawa at the Board of Directors’ meeting.

Also, on December 21, 2009, the Company concluded Tendering Agreements with Kaga U.K., a shareholder of NJK (number of shares held: 2,006,000 shares; shareholding ratio to the total number of issued shares of NJK as of September 30, 2009: approximately 13.64%), Toshio Tanimura (number of shares held: 1,033,272 shares; shareholding ratio of the same: approximately 7.02%) and Aiko Tanimura (number of shares held: 25,153 shares; shareholding ratio of the same: approximately 0.17%), and obtained their agreements to tender 1,242,000 shares, 1,033,272 shares and 25,153 shares of NJK, respectively, out of the shares held by the Specified Tendering Shareholders (total: 2,300,425 shares; shareholding ratio to the same as of September 30, 2009: approximately 15.64%), through the Tender Offer.

In the Tendering Agreements, the Company and the Specified Tendering Shareholders agree that, regardless of a shift in the market price related to shares of NJK during the period of the Tender Offer, the Specified Tendering Shareholders will tender all or a part of the shares of NJK held by the Specified Tendering Shareholders per the terms of the Tendering Agreements, and that the Specified Tendering Shareholders may not cancel the agreements that are concluded as a result of the acceptance of the Tender Offer, without the prior written consent by the Tender Offeror.

(ii)	NJK adopted a resolution at its Board of Directors’ meeting held on December 21, 2009, approving the cancellation of all of its treasury shares held on September 30, 2009 effective as of March 2, 2010, except 335,000 treasury shares that will be transferred upon exercise of unexercised share acquisition rights (559,139 shares).

Restrictions on Insider Transactions

Please be advised that anyone who has viewed the information contained in this press release, as a first information recipient for purposes of insider trading restrictions under Article 167 (3) of the Financial Instruments and Exchange Act of Japan, and Article 30 of the Enforcement Order of the Financial Instruments and Exchange Act, may be prohibited from purchasing the shares of NJK Corporation for 12 hours after the announcement of this press release (from the time at which this press release is announced using the timely disclosure information viewing services of the Tokyo Stock Exchange in the afternoon of December 21, 2009). The Company will not be held responsible for any criminal, civil or administrative liabilities that such person may be responsible for as a result of his or her purchase of shares.

Restrictions on Solicitation

This press release is intended for the announcement of the Tender Offer to the general public and is not intended to solicit sales of shares. If anyone desires to sell his or her shares, the shareholder should review the Tender Offer explanatory statement and accept the Tender Offer in his or her own discretion. This press release is not considered as an offer or solicitation of sales of securities nor as a solicitation of a purchase offer, and does not constitute any such part. This press release (or any part thereof) or the fact of its distribution does not provide a basis of any kind of agreement pertaining to the Tender Offer, and it may not be relied upon when executing any such agreement.

Prospect

This press release describes prospects for business development based on the views of the management of the Company in context of acquiring shares of NJK Corporation. Actual results may deviate considerably from such descriptions due to various factors.

U.S. Restrictions

The Tender Offer is not, directly or indirectly, conducted in the U.S. or directed to the U.S., and it will not to be conducted via the U.S. Mail or other methods or means of interstate or international commerce (including, but not limited to, telephone, telex, facsimile, e-mail and internet) or through stock exchanges located in the U.S. No shares may be tendered in the Tender Offer through the abovementioned methods or means, the abovementioned stock exchanges, or from the U.S. In addition, the tender offer statement or other documents pertaining to the purchases are not and may not be distributed or sent in the U.S., to the U.S. or from the U.S. using mail or through other methods. The Company will not accept shares tendered for the Tender Offer in a manner that, directly or indirectly, violates the abovementioned restrictions.

Other Countries

Announcement, issuance or distribution of this press release may be subject to legal restrictions in certain countries or regions. In such case, you are required to be aware of and comply with such restrictions. This press release does not constitute an offer for purchase nor a solicitation of offer for sales of shares in relation to the Tender Offer, and is to be considered as a mere distribution of informative materials.